Exhibit 21.1

List of Subsidiaries

The Company has the following subsidiaries:

Entity	Jurisdiction
Virtuix Inc.	Delaware
Virtuix Manufacturing Ltd.	Hong Kong
Virtuix Manufacturing Taiwan Ltd.	Taiwan
Virtuix Arabia LLC	Kingdom of Saudi Arabia